Form 10KSB, Exhibit 13
period 1998-01-31
TASTY FRIES INC
filed 1998-05-15
CIK 791885

EMPLOYMENT AGREEMENT, dated June 16, 1997, among Tasty Fries, Inc, a Nevada Corporation ("TFries" or the "Company"), having its principal offices at 650 Sentry Parkway, Suite One, Blue Bell, Pennsylvania, 19422, and Christopher A. Plunkett ("Plunkett"), residing at 215 West 95th Street, Apartment 14-C, New York, NY 10025.

Whereas, Tasty Fries, Inc, desires to employ Christopher A. Plunkett as its Executive Vice President;

Now, Therefore, the two parties do hereby agree as follows:

1. Employment:

      1.1 Plunkett shall serve in the capacity of Executive Vice President, and perform services for TFries, including but not limited to, oversight for all marketing, administrative and financial matters, including relations with the investment community.

      1.2 Plunkett shall devote his best efforts, including his full-time attention during reasonable business hours to the affairs and business of TFries.

2. Term: The term of this Employment Agreement shall be two (2) years commencing on June 16, 1997. This Agreement will also include a one-year renewal period, that extends beyond the original term of two years; such renewal will automatically extend Plunkett's employment, on a year to year basis, unless either party serves notice of intent to terminate this Agreement upon the other party at least 30 days prior to the expiration of the then current term.

3. Compensation:

      3.1 Base compensation. TFries will compensate and pay Plunkett for his services during the term of this Agreement a base salary of One Hundred and Fifty Thousand Dollars ($150,000) per year. The compensation shall be paid bi-weekly. In the renewal period, the base salary amount shall be subject to an annual increase, based on the percentage increase of the Consumer Price Index For All Urban Areas for the prior calendar year.

      3.2 Bonus compensation. TFries shall also make available to Plunkett an annual performance bonus, which may consist of a cash payment, a stock option grant or a combination of both. Such annual bonus program is to be determined mutually by Plunkett and TFries.

      3.3 Stock options.

            3.3.1 Upon execution of this Agreement, TFries will provide Plunkett with incentive stock options to purchase one million (1,000,000) shares of TFries' common stock. Such options will have a term of five (5) years and an exercise price equal to the closing bid price of the Company's stock on the Effective Date of this Agreement. These options will vest in twelve (12) equal installments on the fifteenth day of each month, beginning July 15, 1997 and extending over the first 12 months of Plunkett's employment.

            3.3.2 Upon execution of this Agreement, TFries will provide Plunkett with a second incentive stock option grant to purchase one million (1,000,000) shares of TFries' common stock, which will have a performance-based acceleration component. This second grant will also have a five (5) year term and an exercise price equal to the closing bid price of the Company's stock on the Effective Date of this Agreement. These options will vest in four (4) equal, semi- annual installments, on December 15, 1997, June 15, 1998, December 15, 1998 and June 15, 1999, over the two (2) year term of this Agreement. The vesting of these options may be accelerated upon the achievement of certain share price levels for the Company's common stock. The schedule for this accelerated vesting program is attached as Schedule A hereto.

      3.4 Withholding. All compensation paid to Plunkett shall be subject to the customary withholding tax and other employment taxes as required with respect to compensation paid by an employer to an employee.

                  4. Benefits and insurance:

      4.1 TFries shall provide Plunkett with full family medical and dental coverage, or reimburse Plunkett for the costs of such insurance coverage.

      4.2 TFries shall provide vacation benefits in accordance with company policy.

      4.3 Plunkett will also be offered the opportunity to participate in any other pension, bonus, stock option or other benefit plans provided to any employee of TFries.

5. Expenses: TFries shall reimburse Plunkett or otherwise provide or pay for all reasonable expenses incurred by Plunkett in furtherance of or in connection with the business of TFries, including, but not by way of limitation, all phone calls (home, mobile and automobile) and all reasonable expenses in accordance with TFries' travel and entertainment policy. Plunkett agrees that he will furnish TFries with adequate records and other documents bearing evidence of such expenses. If such expenses are paid first by Plunkett, TFries will reimburse him. Payment for such expenses shall be made within thirty (30) days of the end of each calendar month in which expenses were incurred, provided that Plunkett submits supporting statements therefor prior to the expiration of said calendar month.

6. Termination:

      6.1 Anything to the contrary contained herein notwithstanding, TFries shall have the right to terminate Plunkett's employment during the term of this Agreement, for "Cause" (as defined herein) or in the event of Plunkett's death or "Disability" (as defined herein). For the purposes of this Agreement, the term "Cause" shall mean:

            6.1.1 Plunkett is convicted of any felony or other serious crime, indicating that as a result of moral turpitude, he is unfit to serve in his capacity as Executive Vice President;

            6.1.2 Repeated and extensive abuse of drugs or alcohol by Plunkett;

            6.1.3 Any fraud, embezzlement or misappropriation by Plunkett of TFries' assets.

      The term "Disability" shall be defined as Plunkett's inability, through physical or mental illness or other cause, to perform the majority of his usual duties for at least a period of three (3) contiguous months or more.

      6.2 Any termination under this paragraph 6 will be without damages or liability to TFries for compensation other than benefits which would have accrued hereunder after termination, but all compensation and benefits accrued through the date of termination will be paid to Plunkett within thirty (30) days of such termination.

      6.3 Either party to this Agreement may terminate the Agreement during the term thereof, upon 30-days written notice. In the event that TFries terminates Plunkett's employment without cause during the term of this Agreement: (i) all of Plunkett's unvested stock options shall immediately be vested and (ii) TFries shall make a one-time severance payment of Fifty Thousand Dollars ($50,000) to Plunkett. In the event that the Company shall terminate Plunkett's employment for cause in accordance with the terms of this Agreement, Plunkett shall not be entitled to receive any severance pay pursuant to this Agreement.

7. Company's Authority: Plunkett agrees to observe and comply with the rules and regulations of TFries as adopted by the Board, either orally or in writing, respecting performance of his duties, and to carry out and perform orders, directions, and policies stated by TFries to him, from time to time, either orally or in writing.

8. Competitive Activities: Anything to the contrary contained herein notwithstanding, Plunkett agrees that, during Plunkett's employment with TFries, except with the express consent of TFries, he will not, directly or indirectly, engage or participate in or become employed by, become an officer or director of, any firm, corporation, business entity or business enterprise who's business is competitive with TFries'. In the event that Plunkett terminates this Agreement at his option, then for a period of one year after such termnination, he shall abide by the terms of this section of the Agreement.

9. Restrictions on Use of Confidential Information:

      9.1 Plunkett recognizes and acknowledges that certain confidential information of various kinds including lists of the Company's customers, confidential records and confidential information with respect to the business and future plans of the Company and with respect to the Company's business policies and procedures and other trade secrets, are valuable, special and unique assets of the Company. Plunkett shall not, during or after the term of this Agreement, except in accordance with his employment hereunder, disclose or cause or permit to be disclosed any patent information, proprietary technological information, or other trade secret which is not readily available in the public domain, to any person, firm, corporation, association, or other entity for any reasons whatsoever.

      9.2 Plunkett agrees that upon the termination of his employment hereunder, for any reason, voluntary or involuntary, with or without cause, he will immediately return any property, customer lists, information, forms, plans, documents, patent information, proprietary technological information, or other written or computer material, belonging to the Company or any other affiliated company within his possession.

10. Non-Assignability: Plunkett's rights and benefits under this Agreement are personal to him, and no such right or benefit shall be subject to voluntary or involuntary alienation, assignment or transfer.

11. Indemnification: TFries agrees to indemnify, defend and hold harmless Plunkett from any and all claims, litigation, suits and legal matters that may result from Plunkett's services or actions performed within the scope of his duties at TFries.

12. D&O Insurance. TFries represents that it either is presently, or will be in the immediate future, in possession of Directors and Officers liability insurance with a minimum of $1 million coverage, and that all of Plunkett's actions and duties at TFries will be covered under such policy.

13. Miscellaneous:

      13.1 Notices. Any and all notices, demands, requests, or other communication required or permitted by this Employment Agreement or by law to be served on, given to, or delivered to any party hereto by any other party to this Employment Agreement shall be in writing and shall be deemed duly served, given, or delivered when personally delivered to Plunkett or to an officer of TFries, or in lieu of such personal delivery, when deposited in the United States mail, registered or certified mail, return receipt requested, via the two parties' respective addresses listed above.

      13.2 Amendment. This Employment Agreement may not be modified, changed, amended, or altered except in writing signed by Plunkett or his duly authorized representative, and by the Chairman of the Board or Chief Executive Officer of TFries.

      13.3 Governing Law. This Employment Agreement shall be interpreted in accordance with the laws of the Commonwealth of Pennsylvania. It shall inure to the benefit of and be binding upon TFries, and its successors and assigns. This Employment Agreement, being for the personal services of Plunkett, shall not be assignable or subject to alienation by him.

      13.4 Attorney's Fees. Should any litigation be commenced between the parties to this Employment Agreement concerning any provision of this Employment Agreement, each party shall be responsible for bearing the expense of their own attorney's fees and other costs incurred in connection therewith.

      13.5 Severability. Should any provision or portion of this Employment Agreement be unenforceable or invalid for any reason, the remaining provisions and portions of this Employment Agreement shall be unaffected by such holding.

      13.6 Section Headings. The Article and Section headings used in this Employment Agreement are for reference purposes only, and should not be used in construing this Employment Agreement.

      13.7 Effective Date. The Effective Date of this Employment Agreement is June 16, 1997.

      IN WITNESS WHEREOF, the parties have executed this Employment Agreement the day and year as set forth below.

June 16, 1997


----------------------------------
Christopher A. Plunkett


----------------------------------
Edward C. Kelly
Chairman & Chief Executive Officer
Tasty Fries, Inc.

                                   Schedule A

          Accelerated Vesting Schedule for Plunkett's 1,000,000 Options

I. 25% of the yet unvested options vest once TFries common stock has a closing price at or in excess of $4.00 for a period of 5 consecutive trading days.

II. An additional 25% of the total of the yet unvested options vest once TFries common stock has a closing price at or in excess of $6.00 for a period of 5 consecutive trading days.

III. An additional 25% of the total of the yet unvested options vest once TFries common stock has a closing price at or in excess of $8.00 for a period of 5 consecutive trading days.

IV. An additional 25% of total of the yet unvested options vest once TFries common stock has a closing price at or in excess of $10.00 for a period of 5 consecutive trading days.